Filed by Community Bankers Acquisition Corp.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed under the Securities Exchange Act of 1934
Subject Company:
Community Bankers Acquisition Corp.
Commission File No. 001-32590
TransCommunity Financial Corporation
Commission File No. 000-33355
For Immediate Release
Thursday, September 6, 2007
TransCommunity Financial Corporation
Bruce B. Nolte, President
Glen Allen, Virginia
(804) 934-9999
Community Bankers Acquisition Corporation
Gary A. Simanson, President
Great Falls, Virginia
(703) 759-0751
TransCommunity Financial Corporation to Merge with
Community Bankers Acquisition Corporation
TransCommunity Financial Corporation, (OTCBB: “TCYF”) and Community Bankers Acquisition Corporation (Amex: “BTC”) announced today that they have entered into a definitive agreement and plan of merger providing for the merger of TransCommunity Financial Corporation “TFC” with and into Community Bankers Acquisition Corporation “CBAC”. Under the terms of the merger agreement, TFC shareholders will receive 1.42 shares of CBAC common stock for each of their shares of TFC common stock, subject to possible adjustment. Based on the closing price of CBAC common stock of $7.42 on September 5, 2007, the aggregate transaction value is approximately $48.5 million. The resulting holding company, which will be re-named Community Bankers Trust Corporation, will be headquartered in Glen Allen, Virginia, in the offices presently occupied by TFC.

Troy A. Peery, Jr., currently Chairman of the Board of Directors of TFC, will serve as Chairman of the Board of Directors of the resulting company, and Gary A. Simanson, currently a Director, President and Chief Executive Officer of CBAC, will serve as Vice-Chairman. Bruce B. Nolte, currently President and Chief Executive Officer of TFC will serve as President and Chief Executive Officer of the resulting company, and Patrick J. Tewell, Chief Financial officer of TFC, will serve as Chief Financial Officer. The resulting company will be governed by a Board of Directors with ten members, with six directors nominated by TFC and four directors nominated by CBAC.
The Board of Directors of TFC’s wholly-owned banking subsidiary, TransCommunity Bank, N.A. will remain unchanged. M. Andrew McLean, President of TransCommunity Bank, NA, will continue to serve in that capacity, and the Bank will continue to do business through its existing operating divisions, Bank of Powhatan, Bank of Goochland, Bank of Louisa and Bank of Rockbridge.
Troy Peery, Chairman of TFC, said, “Since the formation of TFC in 2001, our vision has been to create a profitable, rapidly growing community banking franchise. We see this transaction with CBAC as a significant step forward in achieving this vision, and a very positive step forward for our shareholders, employees and the communities we serve. CBAC brings to the table a considerable infusion of new equity capital, as well as additional talent to our Board. The resulting company will be a community banking organization doing business in some of the best markets in Virginia, with over $280 million in assets, including as much as $70 million in excess capital, for future investment, either through possible acquisitions or business combinations with other banking companies.”
Gary A. Simanson, President and Chief Executive Officer of CBAC, said, “I believe there is a tremendous opportunity to use our combined capital and management talents to help community banks prosper in this ever-changing industry. I believe that TFC is an excellent platform from which to build a larger community banking franchise. I have a tremendous respect for what Bruce Nolte and the Board of TFC has accomplished over the past few years. I am very excited to be combining our strengths with those of TFC, and look forward to working very closely with Troy Peery, the combined board of directors and the TFC management team as we work together to achieve our goals.”

Bruce B. Nolte, TFC’s President and CEO noted, “The foundation of our business model has always been a strong commitment to local decision making. I believe that our credit quality, growth rate and net interest margin are testaments to this approach. The recent successful integration of our four subsidiary bank charters, and the resulting cost savings and efficiencies that we should reap going forward uniquely position us to provide a solid platform to utilize the capital and talents that CBAC brings to our Company.”
The merger is subject to customary closing conditions, including approval by TFC’s and CBAC’s shareholders and the appropriate regulatory agencies. In addition, closing of the transaction is also conditioned on holders of fewer than 20% of the shares of CBAC common stock voting against the transaction and electing to convert their CBAC common stock into cash. The merger is anticipated to be completed during the last quarter of 2007. As a result of the execution of this agreement, pursuant to its certificate of incorporation, CBAC has until June 7, 2008 to complete the transaction before it would otherwise be required to liquidate.
TFC was advised by Sandler O’Neill + Partners, L.P., which rendered a fairness opinion to the TFC Board of Directors, and Williams Mullen LLP served as legal advisor to TFC. CBAC was advised by Keefe, Bruyette & Woods, Inc., which rendered a fairness opinion to the CBAC Board of Directors, and Nelson Mullins Riley & Scarborough, LLP, served as legal advisor to CBAC.
Additional Information About the Merger and Where to Find It
In connection with the proposed merger, CBAC will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of CBAC common stock to be issued to the shareholders of TFC. The registration statement will include a joint proxy statement/prospectus, which will be sent to the shareholders of TFC and CBAC seeking their approval of the merger. In addition, each of TFC and CBAC may file other relevant documents concerning the proposed merger with the SEC.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TFC, CBAC AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the joint proxy statement/prospectus also may be obtained by directing a request by telephone or mail to: TransCommunity Financial Corporation, 4235 Innslake Drive, Glen Allen, VA 23060, Attention: Investor Relations (telephone: (804) 934-9999), or to: Community Bankers Acquisition Corporation, 9912 Georgetown Pike, Suite D203, Great Falls, VA 22066, Attention: Investor Relations (telephone: (703) 759-0751), or by accessing TFC’s website at http://www.TCFCorp.com under “Investor Relations”. The information on TFC’s website is not, and shall not be deemed to be, a part of this release or incorporated into other filings either company makes with the SEC.
TFC and CBAC and their respective directors, executive officers and members of management may be deemed to be participants in the solicitation of proxies from the shareholders of TFC and/or CBAC in connection with the merger. Information about the directors and executive officers of TFC is set forth in the proxy statement for TFC’s 2007 annual meeting of shareholders filed with the SEC on April 23, 2007. Information about the directors and executive officers of CBAC is set forth in the Annual Report on Form 10-K filed with the SEC on June 29, 2007. Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available.
Caution Regarding Forward-Looking Statements
Statements made in this release, other than those concerning historical financial information, may be considered forward-looking statements, which speak only as of the date of this release and are based on current expectations and involve a number of assumptions. These include statements as to the anticipated benefits of the merger, including future financial and operating results, cost savings and enhanced revenues that may be realized from the merger as well as other statements of expectations regarding the merger and any other statements regarding future results or expectations.

Each of TFC and CBAC intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for purposes of these safe harbor provisions. The companies’ respective abilities to predict results, or the actual effect of future plans or strategies, are inherently uncertain. Factors which could have a material effect on the operations and future prospects of each of TFC and CBAC and the resulting company, include but are not limited to: (1) the businesses of TFC and/or CBAC may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) customer and employee relationships and business operations may be disrupted by the merger; (5) the ability to obtain required regulatory and shareholder approvals, and the ability to complete the merger on the expected timeframe may be more difficult, time-consuming or costly than expected; (6) changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Federal Reserve Board; the quality and composition of the loan and securities portfolios; demand for loan products; deposit flows; competition; demand for financial services in TFC’s market areas; their implementation of new technologies; their ability to develop and maintain secure and reliable electronic systems; and accounting principles, policies, and guidelines, and (7) other risk factors detailed from time to time in filings made by TFC or CBAC with the SEC. TFC and CBAC undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise.
This release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction in which such solicitation would be unlawful.
Source: TransCommunity Financial Corporation; Community Bankers Acquisition Corporation.